News Release	TSX, AMEX Symbol: NG

NovaGold Provides Update on Projects and Announces New Director

June 1, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today provided an update on its portfolio of projects and announced the appointment of a new director to its Board. NovaGold shareholders voted Mr. Kalidas Madhavpeddi to the Board of Directors at NovaGold’s Annual General Meeting held on May 31.

Mr. Madhavpeddi brings over 25 years of experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales to NovaGold’s Board of Directors. Mr. Madhavpeddi has an M.Sc. in Industrial Management from University of Iowa and completed the Advanced Management Program at Harvard Business School. After over 25 years with Phelps Dodge, at that time the world’s largest publicly traded copper company, Mr. Madhavpeddi now works as President, Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company. Mr. Madhavpeddi’s business and operations experience will be invaluable as NovaGold transitions to production and operations later this year. Mr. Madhavpeddi replaces Mr. George Brack on NovaGold’s Board of Directors.

“Since joining NovaGold’s Board in 2001, George Brack’s knowledge of the mining industry and in particular his experience with M&A work has been instrumental in guiding NovaGold’s senior management team as we have been advancing our company from an exploration-stage company to a mid-tier producer,” said Rick Van Nieuwenhuyse, NovaGold’s President and CEO. “I would like to personally thank Mr. Brack for his contributions to NovaGold’s Board, and we look forward to working with him in other capacities in the future.”

Projects Update

Nome Operations
NovaGold anticipates transitioning from developer to junior gold producer later this year when it achieves production at its Rock Creek mine near Nome, Alaska. Construction at the Rock Creek mine is progressing well. Following the first blast on May 2, the Rock Creek team has been blasting almost daily to obtain waste rock to build the causeway and tailings dam. Construction of the mill site continues and leach tanks are in place. First gold production is targeted for Q3-2007, with commercial production estimated at 100,000 ounces annually anticipated by year end.

The Bering Strait Citizens for Responsible Resource Development and two individuals have re-filed a lawsuit against the U.S. Army Corps of Engineers (“Corps”) challenging the issuance of a wetlands permit for the Rock Creek project and asking for a temporary restraining order and preliminary injunction against the project. The United States District Court for the District of Alaska will hear the case on June 7, 2007. NovaGold has intervened in the lawsuit and believes the Corps’ three-month review and subsequent re-issuance of the permit in March 2007 was adequate to address the complaints in the lawsuit. Although NovaGold considers it unlikely, should the Court grant an injunction NovaGold could be delayed in its start of production.

Galore Creek
On May 23, NovaGold announced its partnership with Teck Cominco to build the Galore Creek mine. To earn its 50% interest in the Galore Creek partnership, Teck Cominco will fund the next approximately US$478 million (C$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter. In addition, NovaGold will receive up to US$50 million of preferential distributions once Galore Creek is fully operational, if the project exceeds certain agreed upon minimum revenues in the first year of commercial production. With over 540 million tonnes of reserves and approximately 1 billion tonnes of resources, there remains considerable potential to increase annual production and extend the mine life beyond 20 years.

NovaGold has received the Provincial permits required to complete significant pre-construction activities, including establishing construction camps and upgrading existing roads. The Galore Creek team has created staging and laydown areas and major equipment and personnel have been mobilized to site to ensure that full construction activities can begin immediately upon Board of Directors approval. NovaGold has accepted the Province’s offer of a Surface Lease for the area to be occupied by the tailings facility and other mine-related infrastructure, and anticipates the imminent receipt of Federal approval for the project.

NovaGold and Teck Cominco will form joint management, finance, technical and exploration committees to manage construction and operations of the Galore Creek mine. All commitments and obligations under the Tahltan Participation Agreement, ratified by NovaGold and the Tahltan Nation in February 2006, will be honored by the partnership. Construction will proceed in accordance with NovaGold’s previously announced budgets and timelines to achieve production by mid-2012, and the Galore Creek partnership will engage in exploration and technical studies aimed at increasing the value of the project by optimizing the additional resources that are not currently included in the Galore Creek Feasibility Study completed by Hatch Ltd. in October 2006.

Donlin Creek
The Donlin Creek Joint Venture has budgeted US$87 million for the project in 2007. The 80,000 meter drill campaign will focus on converting Inferred Resources to the Measured and Indicated category. Barrick Gold Corporation, current manager and 30% owner at Donlin Creek, continues to work toward completion of a pre-feasibility and first feasibility study for the project and has indicated it will not submit the draft applications to begin the permitting and environmental approval process until 2008.

NovaGold has received most of the drill assay results from the 92,000 meter 2006 drill program. The Company is still awaiting final results from some additional drill samples pending quality assurance/quality control checks. NovaGold has targeted a resource update for Q3-2007, with receipt of final drill results, which is expected to significantly expand the Measured and Indicated Resource base at Donlin Creek.

NovaGold continues to believe that Barrick cannot meet the back-in milestones required to earn an additional 40% interest in the Donlin Creek project. By November 13, 2007, Barrick must complete a final, bankable feasibility study and make a Board decision to construct a mine producing not less than 600,000 ounces of gold annually. NovaGold believes Barrick cannot deliver a meaningful construction plan and budget without completing the environmental assessment and permitting process. NovaGold’s lawsuit against Barrick on Breach of Contractual Obligations and Breach of Fiduciary Responsibility is currently before U.S. Federal Court in Alaska.

Ambler
NovaGold has initiated its 3,000 meter drill campaign at the Ambler project. The 2006 drilling program greatly improved the Company’s understanding of the geological characteristics of the area and provided high-quality targets for future exploration near the Arctic deposit. The 2007 exploration program includes the goal of releasing an NI 43-101 compliant resource followed by further drill testing of both the Arctic deposit and nearby targets. NovaGold has initiated a preliminary economic assessment for the Ambler project.

Exploration
Exploration campaigns are underway at Rock Creek, Galore Creek, Donlin Creek and Ambler, with the focus of identifying new mineralization and converting Inferred Resources to the Measured and Indicated categories and ultimately additional Proven and Probable Reserves. In addition, NovaGold has acquired a new portfolio of exploration-stage projects in North America. These projects represent the next generation of discovery and growth. NovaGold has started the 2007 drilling program at its Shiko Lake property in British Columbia, and will continue to evaluate the exploration potential at its other early-stage properties.

NovaGold made exceptional progress in the second quarter of 2007, and is well positioned to become North America’s next mid-tier gold and copper producer as it moves toward construction at Galore Creek and production at Rock Creek. We look forward to reporting on further developments at the Company’s projects during the coming months.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. The Company owns 100% of the Galore Creek copper-gold project in British Columbia and 70% of the Donlin Creek gold project in Alaska, which are among the world’s largest copper-gold and gold deposits, respectively. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals and the Galore Creek and Grace properties; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of NovaGold’s properties; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties as to permit and approval requirements and meeting project milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications & Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227